ELECTRONIC DATA SYSTEMS CORPORATION

                          EDS PUERTO RICO SAVINGS PLAN




                                    FORM 11-K

                                  ANNUAL REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                         FILED PURSUANT TO SECTION 15(d)
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
_
  For the fiscal year ended December 31, 1997

                                       OR

_ TRANSITION REPORT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from ________ to ________


                         Commission file number 1-11779


                          EDS PUERTO RICO SAVINGS PLAN
                            (Full title of the plan)

                       Electronic Data Systems Corporation
                                5400 Legacy Drive
                             Plano, Texas 75024-3105
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)

       Registrant's telephone number, including area code: (972) 604-6000


     Notices and communications from the Securities and the Exchange Commission relative to this report should be forwarded to:

                                             H. Paulett Eberhart
                                             Controller
                                             Electronic Data Systems Corporation
                                             5400 Legacy Drive
                                             Plano, Texas  75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------


(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
     -----------------------------------------------                 --------

     EDS Puerto Rico Savings Plan:
          Independent Auditor's Report...........................       3
          Basic Financial Statements:
                Statements of Net Assets Available for Benefits,
                     December 31, 1997 and 1996..................       4
                Statements of Changes in Net Assets Available for
                     Benefits for the Years Ended December 31,
                     1997 and 1996...............................       5
                Notes to Financial Statements, December 31,
                    1997 and 1996................................       6
          Supplemental schedules:
                Line 27(a)-Schedules of Assets Held for
                     Investment Purposes, December 31, 1997......      15
                Line 27(d)-Schedule of Reportable Transactions
                     for the Year Ended December 31, 1997........      16

      Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)   EXHIBIT

      Exhibit 23    Consent of Independent Auditors...............     17



                                   SIGNATURE

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Puerto Rico Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           EDS PUERTO RICO SAVINGS PLAN
                                           ------------------------------
                                                    (Name of plan)

                                           Electronic Data Systems Corporation
                                           Plan Administrator

Date:  June 29, 1998                       By:  /s/  Lester M. Alberthal, Jr.
                                               ---------------------------------
                                               (Lester M. Alberthal, Jr.,
                                                Chairman of the Board
                                                and Chief Executive Officer)

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Trustees
EDS Puerto Rico Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Puerto Rico Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   KPMG Peat Marwick LLP

Dallas, Texas
June 5, 1998

                          EDS PUERTO RICO SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 1997 and 1996


                                                                 1997                     1996
                                                         ---------------------    ----------------------
Assets:
Investments (note 4):
     Income Fund, primarily at contract value
         (cost, 1997 - $5,686, 1996 - $4,698)                 $  5,686                  $  4,698
     EDS Stock Fund, at fair value
         (cost, 1997 - $25,646, 1996 - $23,339)                 25,544                    22,259
     Vanguard Wellington Fund, at fair value
         (cost, 1997 - $74,986, 1996 - $31,080)                 86,761                    38,217
     Vanguard U.S. Growth Portfolio, at fair value
         (cost, 1997 - $43,422, 1996 - $17,614)                 52,468                    21,913
     Vanguard International Growth Portfolio,
         at fair value
         (cost, 1997 - $15,064, 1996 - $13,436)                 15,971                    15,272
     Vanguard Growth and Income Portfolio, at fair value
         (cost, 1997 - $39,166, 1996 - $12,325)                 45,029                    15,248
     Vanguard Money Market Reserves - Prime Portfolio,
         at fair value
         (cost, 1997 - $325,804, 1996 - $361,750)              325,804                   361,750
     Vanguard Bond Index Fund, at fair value
         (cost, 1997 - $2,275, 1996 - $2,051)                    2,343                     2,062
     Vanguard Explorer Fund, at fair value
         (cost, 1997 - $1,286, 1996 - $48)                       1,107                        48
     Loan Fund, at unpaid principal balance,
         which approximates fair value                          19,996                     8,320
                                                              --------                  --------
                  Total Assets                                 580,709                   489,787

Contributions Receivable                                         2,619                        --
Refunds Payable (note 2)                                       (35,898)                  (30,996)
                                                              --------                  --------
                  Net assets available for benefits           $547,430                  $458,791
                                                              --------                  --------
                                                              --------                  --------

See accompanying notes to financial statements.

                          EDS PUERTO RICO SAVINGS PLAN
           Statements of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 1997 and 1996

                                                    1997              1996
                                               --------------    --------------
Additions to net assets attributed to:
     Investment income:
         Net appreciation in fair value
           of investments (note 8)                $ 13,420          $  2,417
         Interest                                   18,955            18,435
         Dividends                                  14,976             6,949
                                                  --------          --------
               Total investment income              47,351            27,801

     Contributions                                  55,789            34,374
                                                  --------          --------
               Total additions                     103,140            62,175

Deductions from net assets attributed to
      withdrawals                                  (14,501)          (35,850)
                                                  --------          --------
               Net increase                         88,639            26,325

Net assets available for benefits at:
     Beginning of year                             458,791           432,466
                                                  --------          --------
     End of year                                  $547,430          $458,791
                                                  --------          --------
                                                  --------          --------
See accompanying notes to financial statements.

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 1997 and 1996

(1)  Description of Plan
     -------------------

     The EDS Puerto Rico Savings Plan (the Plan) became effective July 16, 1993, with employees admitted to the Plan on this date. As used herein, the terms "EDS", "the Company", and "Employer" refer to EDS International Corporation (a wholly owned subsidiary of Electronic Data Systems Corporation). On June 7, 1996, General Motors Corporation (GM) effected a split-off (the "Split-off") of Electronic Data Systems Corporation and its subsidiaries. As a result of the Split-off, (i) Electronic Data Systems Corporation became an independent, publicly held company and (ii) each outstanding share of GM Class E common stock was converted into one share of common stock of Electronic Data Systems Corporation. The Plan was amended to reflect the changes in Electronic Data Systems Corporation's ownership and the conversion of its stock. The following description of the Plan reflects all Plan amendments as of December 31, 1997 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

    (a)   General
          -------

          The Plan is a qualified profit sharing plan with provisions pursuant to Section 165 of the Puerto Rico Income Tax Act of 1954 (ITA), as amended, covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the completion of at least one hour of service with the Employer.

          The Vanguard Fiduciary Trust Company (Vanguard) is the asset custodian and record-keeper for the Plan. Banco Santander is the trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has
          responsibility for selecting the investment funds for employee directed investments.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the ITA, as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan has nine investment funds: the Income Fund, which is a fixed income fund; the EDS Stock Fund, which consists of EDS common stock; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund; the Vanguard Growth and Income Portfolio (Vanguard Growth and Income), formerly the Vanguard Quantitative Portfolio, a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S. Growth), a growth stock mutual fund; Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies; the Vanguard Explorer Fund (Vanguard Explorer), an aggressive growth stock fund; and the Vanguard Bond Index Fund, which is an intermediate term bond fund.

          All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

    (b)   Contributions
          -------------

          Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and ten percent of their total compensation subject to: (1) a maximum annual contribution of the lesser of 10% of compensation or $7,500 in 1997 and $7,000 in 1996, and (2) limitations imposed to ensure a fair mix of participation among employees. A participant may elect, up to four times annually, to change his/her designated percentage of compensation deferred.

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements

    (c)   Withdrawals
          -----------

          Withdrawals are allowed under certain circumstances. Hardship withdrawals are available once a participant has exhausted all other available financial resources, including Plan loans. Upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. In addition, participants age 59 1/2 or above may request an in-service withdrawal without being subject to an additional 10 percent tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.


     (d)   Participant's Individual Account
          --------------------------------

          The Participant's individual account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

          The   participant   determines   the   percentage  of  the  investment
          contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

     (e)  Vesting
          -------

          Participants are always 100 percent vested in their individual accounts and in the earnings received thereon.

     (f)  Payment of Benefits
          -------------------

          On termination of service, age 59 1/2, death, retirement, or permanent and total disability as determined under the plan, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semiannual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

     (g)  Loans
          -----

          Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant is $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon separation from employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Puerto Rico Department of the Treasury as income for that calendar year. At December 31, 1997 and 1996, the interest rate on new loans was eight and one-half percent (8.5%) and eight and one-fourth percent (8.25%), respectively.

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements


(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Investments
          -----------

          The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. Investments in the Income Fund are valued at contract value which approximates fair value and represents contributions made plus interest at the contract rate. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

     (b)  Benefits
          --------

          Benefits are recorded when paid.

     (c)  Contribution Refunds
          --------------------

          Refunds of excess participant contributions to be made subsequent to the Plan's year end under Section 165 of the ITA are recorded on an accrual basis. At December 31, 1997, refunds due to participants were allocated as follows:



                                                  December 31,     December 31,
                        Fund                          1997             1996
                        ----                       -----------     -----------

             Income                                 $   310         $   194
             EDS Stock                                1,242             387
             Vanguard Wellington                      3,874             758
             Vanguard U.S. Growth Portfolio           4,223           3,399
             Vanguard International Growth Portfolio  1,648           2,130
             Vanguard Growth and Income               2,464           1,034
             Vanguard Explorer                          198              --
             Vanguard Money Market Reserves -
               Prime Portfolio                       21,841          23,062
             Vanguard Total Bond Market Portfolio        98              32
                                                     ------          ------
                                                    $35,898         $30,996
                                                     ------          ------
                                                     ------          ------

     (d)  Use of Estimates
          ----------------

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements

(3)  Plan Termination
     ----------------

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of the ITA and ERISA.

(4)  Investments
     -----------

     The trustee of the Plan holds the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

     The Income Fund may include investments in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 1997 and 1996. Investments that represent five percent or more of the Plan's net assets are separately identified.


                                                        1997                              1996
                                             ----------------------------     -----------------------------
                                               Number        Fair value/        Number        Fair value/
                                             of shares        contract        of shares        contract
                                              or units          value          or units          value
                                             -----------     ------------     -----------    --------------

Income Fund                                      5,686        $  5,686            4,698        $  4,698
EDS Stock Fund (cost, 1997 - $25,646,
     1996 - $23,339)                               581          25,544            1,205          22,259
Vanguard Wellington (cost, 1997 -
     $74,986, 1996 - $31,080)*                   2,946          86,761            1,461          38,217
Vanguard U.S. Growth (cost, 1997 -
     $43,422, 1996 - $17,614)*                   1,828          52,468              923          21,913
Vanguard International (cost, 1997 -
     $15,064, 1996 - $13,436)                      974          15,971              928          15,272
Vanguard Growth and Income (cost,
     1997 - $39,166, 1996 - $12,325)*            1,719          45,029              686          15,248
Vanguard Money Market*                         325,804         325,804          361,750         361,750
Vanguard Bond Index Fund (cost,
     1997 - $2,275, 1996 - $2,051)                 232           2,343              210           2,062
Vanguard Explorer (cost, 1997 -
     $1,286, 1996 - $48)                            20           1,107                1              48
Loan  Fund (7 and 4 loans in 1997 and 1996,
     respectively, loans outstanding from
     $595 to $5,534 and $595 to $5,914 in
     1997 and 1996, respectively, with
     interest rates from 7.75% to 8.5% in
     1997 and 6% to 8.75% in 1996)                  --          19,996               --           8,320
                                                               -------                          -------
                                                              $580,709                         $489,787
                                                               -------                          -------
                                                               -------                          -------
* Represents 5% or more of Plan assets.

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements

     To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest rates or security prices, the Vanguard Growth and Income Portfolios may utilize futures contracts to a limited extent. Vanguard Growth and Income receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

(5)  Related Party Transactions
     --------------------------

     As stated in note 1, the EDS Stock Fund consists of EDS common stock.

(6)  Income Tax Status
     -----------------

     The Puerto Rico Department of the Treasury has determined and informed the Company by a letter dated October 6, 1993 that the Plan and related trust are designed in accordance with applicable sections of the ITA. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the ITA.

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements


(7)  Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:




                                                                                                         Vanguard
                                                                   Vanguard           Vanguard         International      Vanguard
                                   Income           EDS           Wellington         U.S. Growth          Growth         Growth and
                                    Fund         Stock Fund          Fund          Portfolio Fund     Portfolio Fund     Income Fund
                                   ------        ----------       ----------       --------------     --------------     -----------
Additions to (deductions from)
     net assets attributed to
     investment income:
       Net  appreciation
       (depreciation)
       in fair value of
       investments                $     --            479            4,786               5,276              (167)            3,166

     Interest                          297             --               --                  --                --                --
     Dividends                          --            323            6,924               2,036               680             4,762
                                   -------        -------           ------              ------            ------            ------
         Total                         297            802           11,710               7,312               513             7,928



Employee contributions                 716          3,721           11,332              10,465               988            11,256
                                   -------        -------           ------              ------            ------            ------
         Total additions
        (deductions)                 1,013          4,523           23,042              17,777             1,501            19,184

Deductions from net assets
     attributed to withdrawals          --            (22)              --                  --            (1,260)               --

Interfund transfers                    (76)        (1,830)          22,509              11,865             1,874             9,420
                                   -------        -------           ------              ------            ------            ------
         Net increase
            (decrease)                 937          2,671           45,551              29,642             2,115            28,604

Net assets available for
     benefits at:
        Beginning of year            4,504         21,872           37,458              18,514            13,143            14,214
                                   -------        -------           ------              ------            ------            ------
        End of year                $ 5,441         24,543           83,009              48,156            15,258            42,818
                                   -------        -------           ------              ------            ------            ------
                                   -------        -------           ------              ------            ------            ------


                                              EDS PUERTO RICO SAVINGS PLAN
                                              Notes to Financial Statements


(7)  Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1997:



                                                           Vanguard Money
                                           Vanguard       Market Reserves-                      Vanguard
                                           Explorer       Prime Portfolio        Loan          Bond Index
                                             Fund              Fund              Fund              Fund            Total
                                          ----------     ---------------      ----------      -------------     ------------
Additions to (deductions from)
     net assets attributed to
     investment income:
        Net appreciation (depreciation)
          in fair value
          of investments                   $ (177)                --                --                  57            13,420
       Interest                                --              18,289              369                  --            18,955
       Dividends                              110                  --               --                 141            14,976
                                            -----            --------            -----               -----           -------
         Total                                (67)             18,289              369                 198            47,351

Employee contributions                         --              17,171               --                 140            55,789
                                            -----            --------            -----               -----           -------
         Total additions (deductions)         (67)             35,460              369                 338           103,140

Deductions from net assets attributed to
       withdrawals                             --             (12,438)            (781)                 --           (14,501)
Interfund transfers                         1,003             (44,651)              --                (114)               --
                                            -----            --------            -----               -----           -------
         Net increase (decrease)              936             (21,629)            (412)                224            88,639

Net assets available for
     benefits at:
       Beginning of year                       48             338,687            8,320               2,031           458,791
                                            -----            --------            -----               -----           -------
       End of year                         $  984             317,058            7,908               2,255           547,430
                                            -----            --------            -----               -----           -------
                                            -----            --------            -----               -----           -------

                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements


(7)  Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:




                                                                                                         Vanguard
                                                                   Vanguard           Vanguard         International      Vanguard
                                   Income           EDS           Wellington         U.S. Growth          Growth         Growth and
                                    Fund         Stock Fund          Fund          Portfolio Fund     Portfolio Fund     Income Fund
                                   ------        ----------       ----------       --------------     --------------     -----------
Additions to (deductions from)
     net assets attributed to
     investment income:
       Net appreciation
         (depreciation)
         in fair value of
         investments              $     --         (4,631)           2,363               2,126             1,288             1,320
       Interest                        268             --               --                  --                --                --
       Dividends                        --            263            2,951               1,592               649             1,372
                                   -------        -------           ------              ------            ------            ------

         Total                         268         (4,368)           5,314               3,718             1,937             2,692

Employee contributions                 450          2,870            2,067                 660             1,431               616
                                   -------        -------           ------              ------            ------            ------
         Total additions
         (deductions)                  718         (1,498)           7,381               4,378             3,368             3,308

Deductions from net assets
   attributed to withdrawals          (486)        (1,373)         (3,503)                  --            (1,633)               --
Interfund transfers                     --          5,820              --                2,320            (2,077)               70
                                   -------        -------           ------              ------            ------            ------

         Net increase
            (decrease)                 232          2,949           3,878                6,698              (342)            3,378

Net assets available for
     benefits at:
       Beginning of year             4,272         18,923          33,580               11,816            13,485            10,836
                                   -------        -------           ------              ------            ------            ------

       End of year                 $ 4,504         21,872          37,458               18,514            13,143            14,214
                                   -------        -------           ------              ------            ------            ------
                                   -------        -------           ------              ------            ------            ------


                          EDS PUERTO RICO SAVINGS PLAN
                          Notes to Financial Statements


(7)  Allocation of Changes in Net Assets Available for Benefits to Investment
     ------------------------------------------------------------------------
     Programs
     --------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:


                                                           Vanguard Money
                                           Vanguard       Market Reserves-                      Vanguard
                                           Explorer       Prime Portfolio        Loan          Bond Index
                                             Fund              Fund              Fund              Fund            Total
                                          ----------     ---------------      ----------      -------------     ------------
Additions to (deductions from)
     net assets attributed to
     investment income:
        Net appreciation (depreciation)
          in fair value of investments     $   --                 --                --                 (49)            2,417
       Interest                                --             17,918               249                  --            18,435
       Dividends                                2                 --                --                 120             6,949
                                            -----           --------             -----               -----           -------
         Total                                  2             17,918               249                  71            27,801

Employee contributions                         46             26,003                --                 231            34,374
                                            -----           --------             -----               -----           -------
         Total additions (deductions)          48             43,921               249                 302            62,175

Deductions from net
     assets attributed to
     withdrawals                               --            (27,335)           (1,520)                 --           (35,850)
Interfund transfers                            --            (11,266)            5,133                  --                --
                                            -----           --------             -----               -----           -------
         Net increase
            (decrease)                         48              5,320             3,862                 302            26,325

Net assets available for
     benefits at:
       Beginning of year                       --            333,367             4,458               1,729           432,466
                                            -----           --------             -----               -----           -------
       End of year                         $   48            338,687             8,320               2,031           458,791

                                            -----           --------             -----               -----           -------
                                            -----           --------             -----               -----           -------

                                       14

                          EDS PUERTO RICO SAVINGS PLAN
          Item 27 (a) - Schedule of Assets Held for Investment Purposes
                                December 31, 1997

                            Description of Investment
                            -------------------------

                                                                   Number of
                                              Rates of               Shares                                    Current
Identity of Party                             Interest              or Units                Cost                Value
---------------------------------           -------------          ----------             ---------            --------
Income Fund                                         --                 5,686              $  5,686              $ 5,686

EDS Stock Fund*                                     --                   581                25,646               25,544

Vanguard Wellington Fund*                           --                 2,946                74,986               86,761

Vanguard U.S. Growth
     Portfolio*                                     --                 1,828                43,422               52,468

Vanguard International
     Growth Portfolio*                              --                   974                15,064               15,971

Vanguard Growth and Income
     Portfolios*                                    --                 1,719                39,166               45,029

Vanguard Money Market
     Reserves - Prime
     Portfolio*                                     --               325,804               325,804              325,804

Vanguard Bond Index Fund*                           --                   232                 2,275                2,343

Vanguard Explorer Fund*                             --                    20                 1,286                1,107

Loan Fund*                               7.75% to 8.5%                    --                19,996               19,996
                                                                                           -------              -------
Total Assets Held for Investment Purposes                                                 $553,331             $580,709
                                                                                           -------              -------
                                                                                           -------              -------

* Parties in interest

                 See accompanying independent auditors' report.

                                                        EDS PUERTO RICO SAVINGS PLAN
                                              Item 27 (d) - Schedule of Reportable Transactions
                                                    For The Year Ended December 31, 1997


                                                                                   Expense                Current Value
Identity of                             Number                                     Incurred                of Asset on        Net
  Party                                   of       Purchase    Selling    Lease      with       Cost of    Transaction      Gain or
Involved       Description of Asset  Transactions    Price      Price     Rental  Transaction    Asset         Date         (Loss)
----------     --------------------  ------------  ---------   --------   ------  -----------   -------    ------------    ---------
Vanguard *     Vanguard Growth and
               Income Portfolios          35        $27,802        --       --        --         27,802       27,802           --


Vanguard *     Vanguard Growth and
               Income Portfolios           3            --      1,187       --        --            961        1,187          226

Vanguard *     Vanguard Money Market
               Reserves-Prime Portfolio   46         58,351        --       --        --         58,351       58,351           --

Vanguard *     Vanguard Money Market
               Reserves-Prime Portfolio   19             --    94,297       --        --         94,297       94,297           --

Vanguard *     Vanguard U.S. Growth       37         28,298        --       --        --         28,298       28,298           --

Vanguard *     Vanguard U.S. Growth        2             --     3,019       --        --          2,491        3,019          528

Vanguard *     Vanguard Wellington
               Fund                       32         44,747        --       --        --         44,747       44,747           --

Vanguard *     Vanguard Wellington
               Fund                        2             --       989       --        --            840          989          149

*Parties in interest

See accompanying independent auditors' report

                                       16